All fields marked with * are mandatory.

Annual Audit Notice Information:

FINRA reminds member firms that the SEC has updated the Facing Page and Oath or Affirmation that member firms are required to file with their annual report pursuant to SEA Rule 17a-5. All firms must use the amended Facing Page and Oath or Affirmation beginning for fiscal years ending October 31, 2021. The updated Facing Page and Oath or Affirmation is available on the SEC website.

Broker-dealers are reminded that effective for fiscal years ending on or after June 1, 2014, the Annual Reports must include either: (1) an exemption report and a report prepared by an independent public accountant based on a review of the statements in the exemption report if the broker-dealer claimed that it was exempt from Rule 15c3-3 under the Securities Exchange Act of 1934 throughout the most recent fiscal year; or (2) a compliance report and a report prepared by an independent public accountant based on an examination of certain statements in the compliance report if the broker-dealer did not claim that it was exempt from Rule 15c3-3 throughout the most recent fiscal year.
For more information on these requirements, see SEC Release No. 34-70073 available at http://www.sec.gov/rules/final/2013/34-70073.pdf .

Annual Audit Filing Guidelines (effective February 2016):
Pursuant to SEA Rule 17a-5(d)(6), a broker-dealer required to prepare an annual audit report must file the report at the regional office of the Commission, the Commission's principal office in Washington, DC, the principal office of its designated examining authority, and with the Securities Investor Protection Corporation ("SIPC") if the broker or dealer is a member of SIPC. Copies of the reports must be provided to all self-regulatory organizations ("SROs") of which the broker or dealer is a member, unless the SRO by rule waives this requirement. In an attempt to reduce redundancies and to streamline the filing requirements regarding SEA Rule 17a-5(d), FINRA has worked with the exchanges for which FINRA currently performs regulatory services to facilitate a single filing of annual audit reports, which eliminates the need for multiple filings in most cases.

Effective February 20, 2021, your firm's electronic submission of the annual audit report to FINRA via Firm Gateway satisfies any requirement under SEA Rule 17a-5(d)(6) that it be submitted to the following SROs:

24X National Exchange LLC

BOX Options Exchange, LLC

Cboe BZX Exchange, Inc., Cboe BYX Exchange, Inc.

Cboe Exchange Inc., Cboe C2 Exchange, Inc.

Cboe EDGA Exchange Inc., Cboe EDGX Exchange, Inc.

Investors Exchange LLC (IEX)

Long-Term Stock Exchange, Inc.

MEMX LLC

Miami International Securities Exchange, LLC, MIAX Emerald, LLC, MIAX Pearl, LLC, MIAX Sapphire, LLC

Nasdaq ISE, LLC, Nasdaq GEMX, LLC, Nasdaq MRX, LLC

Nasdaq Stock Market, LLC, Nasdaq BX, Inc., NASDAQ PHLX LLC

New York Stock Exchange LLC, NYSE American LLC

NYSE Arca, Inc., NYSE Texas, Inc., NYSE National, Inc.

FINRA may share a copy of the submitted Annual Audit with any SRO(s) listed above of which your firm is a

member. **If you are a member of an SRO that is not listed above and that has not waived the filing requirement by rule, you must continue to file directly with such SRO.**

Name of Auditor*

David Lundgren & Company, CPAs, Chartered

PCAOB #*

6075

Auditor Address - Street*

505 North Mur-Len Road

City*

Olathe

State*

KS

Zip Code*

66062

Auditor Main Phone Number*

913-782-9530

Lead Audit Partner Name*

David Lundgren

Lead Audit Partner Direct Phone Number*

913-782-9530

Lead Audit Partner Email Address*

David@dlcocpas.com

FYE: 2025-12-31

Below is a list of *required* documents. Please check to indicate the document is attached.*

FINRA reminds member firms that the SEC has updated the Facing Page and Oath or Affirmation that member firms are required to file with their annual report pursuant to SEA Rule 17a-5. All firms must use the amended Facing Page and Oath or Affirmation beginning for fiscal years ending October 31, 2021. The updated Facing Page and Oath or Affirmation is available on the SEC website.

☑ Facing Page [Form X-17A-5 Part III]

☑ An Oath or Affirmation [SEA Rule 17a-5(e)(2)]

☑ Independent Public Accountant's Report [SEA Rules 17a-5(g)(1),17a-5(i)(2) and (3)]

☑ Statement of Financial Condition [SEA Rule 17a-5(d)(2)(i)]

☑ Statement of Income [SEA Rule 17a-5(d)(2)(i)]

☑ Statement of Cash Flows [SEA Rule 17a-5(d)(2)(i)]

☑ Statement of Changes in Stockholder's or Partner's or Sole Proprietor's Equity [SEA Rule 17a-5(d)(2)(i)]

☑ Notes to Financial Statements (Include Summary of Financial Data of Subsidiaries if applicable [SEA Rule 17a-5(d)(2)(i)])

☑ Computation of Net Capital [SEA Rule 17a-5(d)(2)(ii)]

☑ Reconciliation of Computation of Net Capital Under SEA Rule 15c3-1 or Applicable Statement [SEA Rule 17a-5(d)(2)(iii)]

SEA Rule 15c3-3 *(Select ONLY One)* **See Annual Audit Notice Information above.**

◉ Exemption Report [SEA Rule 17a-5(d)(4)] **AND** Independent Public Accountant's Review of the Exemption Report [SEA Rule 17a-5(g)(2)(ii)]

○ Compliance Report [SEA Rule 17a-5(d)(3)] **AND** Independent Public Accountant's Examination of the Compliance Report **AND** Computation of Determination of the Reserve Requirements [SEA Rule 17a-5(d)(2)(ii)] **AND** Reconciliation of Computation for Determination of the Reserve Requirements Under Exhibit A of SEA Rule 15c3-3 or Applicable Statement [SEA Rule 17a-5(d)(2)(iii)] **AND** Information Relating to the Possession or Control Requirements Under SEA Rule 15c3-3 [SEA Rule 17a-5(d)(2)(ii)]

The items below *may be required* based on the business of the firm. Please check to indicate the document is attached.

☐ Statement of Changes in Liabilities Subordinated to Claims of General Creditors [SEA Rule 17a-5(d)(2)(i)]

☐ For Dual FINRA/CFTC Members which are FCMs, a Schedule of Customer Segregated Funds

☐ For Alternative Net Capital (ANC) Filers, Supplemental Report on Management Controls [SEA Rule 17a-5(k)]

Attach Audit:* formx-17a-5_3 2025 Confidential Formsigned.pdf 406974 bytes

formx-17a-5_3 2025 Public Formsigned.pdf 406515 bytes

Private Opinion.pdf 2446019 bytes

Public Opinion.pdf 1526509 bytes

Financial Statements and Supplemental Information ICM 2025.pdf 271077 bytes

Exemption Report ICM 12-31-2025signed.pdf 75687 bytes

Exemption Review Report.pdf 1680050 bytes

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